UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(                          )*

                    GREENBOX POS

(Name of Issuer)

                   Common Stock, par value $0.001

(Title of Class of Securities)

                         39366L109

(CUSIP Number)

Ben Errez, 8880 Rio San Diego Dr., Suite 102, San Diego, CA 92108/ Phone: (619) 631- 4838

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

                         April 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39366L109	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GreenBox POS, LLC (EIN: 82-2458690)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC; BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 124,735,244
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 124,735,244

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,735,244
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.6%

14.	Type of Reporting Person PN

CUSIP No. 39366L109	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ben Errez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC; BK; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 500,000
	8.	SHARED VOTING POWER 124,735,244
	9.	SOLE DISPOSITIVE POWER 500,000
	10.	SHARED DISPOSITIVE POWER 124,735,244

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,735,244
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.7%

14.	Type of Reporting Person IN

CUSIP No. 39366L109	13D	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fredi Nisan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC; BK; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 500,000
	8.	SHARED VOTING POWER 124,735,244
	9.	SOLE DISPOSITIVE POWER 500,000
	10.	SHARED DISPOSITIVE POWER 124,735,244

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,735,244
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.7%

14.	Type of Reporting Person IN

CUSIP No. 39366L109	13D	Page 5 of 7 Pages

Item 1: Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share (the “Shares”), of GreenBox POS, a Nevada corporation (the “Issuer”), which has its principal executive office at 8880 Rio San Diego Drive, Suite 102, San Diego, CA 92108.

Item 2: Identity and Background

a.

This Schedule 13D is being jointly filed by GreenBox POS LLC, a Washington limited liability company (the “LLC”), Ben Errez, and Fredi Nisan (Mr. Errez and Mr. Nisan, collectively with the LLC, referred to herein as the “Reporting Persons”).

b.	The principal business address of the Reporting Persons is 8880 Rio San Diego Drive, Suite 102, San Diego, California.

c.

Mr. Errez is an officer and managing member of the LLC, and the Chairman of the Board of Directors, Principal Financial Officer, and Executive Vice President of the Issuer. Mr. Nisan is an officer and managing member of the LLC, and the Chief Executive Officer and Director of the Issuer. The principal address of both the LLC and the Issuer is 8880 Rio San Diego Drive, Suite 102, San Diego, California.

d.	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.

None of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Errez and Mr. Nisan are citizens of the United States of America. The place of organization of the LLC is the state of Washington.

Item 3: Source and Amount of Funds or Other Consideration

On January 4, 2020, the LLC entered into that certain Asset Purchase Agreement with the then controlling shareholder and sole officer and director of the Issuer (the “Seller”) that memorialized an April 12, 2018 verbal agreement (the “Asset Purchase Agreement”). Pursuant to the Asset Purchase Agreement, the Seller agreed to sell 144,445,000 of his Shares to the LLC in exchange for $500,000, $250,000 of which was to be paid in cash at closing, and the remaining $250,000 to be paid in the form of Shares on a subsequent date. The funds used to pay for the cash consideration came from a convertible promissory note dated March 15, 2018, by and between the LLC and RB Capital Partners, Inc. in the amount of $300,000 (the “RB Loan”). On June 8, 2018, the LLC transferred 609,756 Shares to the Seller and his assignee.

The LLC is managed by its two managing members, Mr. Errez and Mr. Nisan.

On July 24, 2020, the Issuer granted each of Mr. Errez and Mr. Nisan 500,000 stock options (the “Stock Options”) under the Issuer’s 2020 Incentive and Nonstatutory Stock Option Plan. The Stock Options vested immediately upon grant. The Stock Options have an exercise price of $0.065 per share with a term of five years.

Item 4: Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons intend to evaluate the business prospects of the Issuer, as well as its present and future intentions. The Reporting Persons further intend to engage the Issuer in discussions regarding the assets, business, strategy, capitalization, financial condition, and/or operations of the Issuer.

The Reporting Persons may nominate or recommend candidates to serve as members of the Board of Directors of the Issuer, have discussions with other stockholders and potential nominees to the Board, make proposals to the Issuer concerning changes to the strategy, capitalization, ownership structure, operations, Articles of Incorporation or Bylaws of the Issuer, or change their intention with respect to any and all matters referred to in this Item 4.

No Reporting Persons have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

CUSIP No. 39366L109	13D	Page 6 of 7 Pages

Item 5: Interest in Securities of the Issuer

(a) The LLC beneficially owns 124,735,244 Shares, representing approximately 68.6% of the outstanding Shares. The LLC directly beneficially owns all of the Shares to which this filing relates. Mr. Errez and Mr. Nisan are the two managing members and equal owners of the LLC, and as such each could be deemed to have indirect beneficial ownership of the Shares that are directly beneficially owned by the LLC.

Mr. Errez directly and indirectly beneficially owns 125,235,244 Shares by virtue of: (i) his indirect beneficial ownership of the 124,735,244 Shares of the LLC, and (ii) from his direct beneficial ownership of 500,000 stock options that immediately vested upon grant on June 24, 2020, representing approximately 68.7% of the outstanding Shares.

Mr. Nisan directly and indirectly beneficially owns 125,235,244 Shares by virtue of: (i) his indirect beneficial ownership of the 124,735,244 Shares of the LLC, and (ii) from his direct beneficial ownership of 500,000 stock options that immediately vested upon grant on June 24, 2020, representing 68.7% of the outstanding Shares.

The calculation of the percentage of outstanding Shares held by the Reporting Persons are based on 181,873,476 Shares outstanding, as of September 15, 2020.

(b) The LLC has the sole power to vote or direct the vote of 0 Shares to which this filing relates. Mr. Errez has the sole power to vote or direct the vote of 500,000 Shares to which this filing relates. Mr. Nisan has the sole power to vote or direct the vote of 500,000 Shares to which this filing relates. The LLC, Mr. Errez, and Mr. Nisan have the shared power to vote or direct the vote of 124,735,244 Shares to which this filing relates.

The LLC has the sole power to dispose of or direct the disposition of 0 Shares to which this filing relates. Mr. Errez has the sole power to dispose of or direct the disposition of 500,000 Shares to which this filing relates. Mr. Nisan has the sole power to dispose of or direct the disposition of 500,000 Shares to which this filing relates. The LLC, Mr. Errez, and Mr. Nisan have the shared power to dispose or direct the disposition of 124,735,244 Shares to which this filing relates.

(c) None of the Reporting Persons have effected any other transactions of the Shares during the past 60 days.

(d) Other than Mr. Nisan and Mr. Errez, in their capacity as managing members of the LLC, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the LLC’s 124,735,244 Shares.

(e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 17, 2020, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  Such Joint Filing Agreement is attached hereto as Exhibit 2.

Except for the matters described herein, no Reporting Persons have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7: Material to Be Filed as Exhibits

Exhibit 1

Convertible Promissory Note by and between GreenBox POS, LLC and RB Capital Partners, Inc., dated March 15, 2018 (incorporated by reference as Exhibit 4.1 to the Issuer’s Form 10-K/A dated February 7, 2020).

Exhibit 2	Joint Filing Agreement, dated September 29, 2020 by and among GreenBox POS, LLC, Fredi Nisan, and Ben Errez

CUSIP No. 39366L109	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete, and correct.

Dated:           September 29, 2020

GREENBOX POS, LLC

By: Ben Errez

Its: Managing Member

By: /s/ Ben Errez______________________
Name: Ben Errez

By: /s/ Ben Errez______________________
Ben Errez

By: /s/ Fredi Nisan_____________________
Fredi Nisan